Thijs Smit to
pursue career
outside Ahold



       Zaandam, The Netherlands, June 17, 2005 - Thijs Smit, senior vice president Internal Audit at Ahold, is to leave the company at the end of the year to pursue other interests.

       Smit joined Ahold in August 2000 in the position of vice president Internal Audit Europe and was appointed to his current position the following year. He played a key role in stabilizing the company in its most difficult period in 2003 and in designing and implementing the remedial actions as part of the Road to Recovery program.

       Smit was also instrumental in the process of replacing a decentralized system of internal controls at Ahold by a one-company system with central reporting lines. Under his leadership, the internal audit function at Ahold was restructured and now reports to both the CEO and the Audit Committee of the Supervisory Board. He is currently chairman of the board of the Institute of Internal Auditors in the Netherlands.

       An announcement on the appointment of a new senior vice president Internal Audit will be made later this year.


       Ahold Corporate Communications: +31.75.659.5720





       Forward looking statements notice

       Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands. Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


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